SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 6)*

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

458173309
(CUSIP Number)

Odidi Holdings Inc. 30 Worcester Road, Toronto, Ontario M9W 5X2 (416) 798-3001 Attention: Amina Odidi, President and Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

November 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458173309

1.	NAMES OF REPORTING PERSONS Odidi Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 578,131
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 578,131
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,131
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.62%
14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 458173309

1.	NAMES OF REPORTING PERSONS Isa Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 5,338,519 (includes 578,131 shares held by Odidi Holdings Inc., 730,728 shares issuable upon exercise of options and 4,029,660 shares issuable on conversion of debt)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 5,338,519 (includes 578,131 shares held by Odidi Holdings Inc., includes 730,728 shares issuable upon exercise of options and 4,029,660 shares issuable on conversion of debt)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,338,519
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.89%
14.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 458173309

1.	NAMES OF REPORTING PERSONS Amina Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [x] (B) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 5,338,519 (includes 578,131 shares held by Odidi Holdings Inc., 730,728 shares issuable upon exercise of options and 4,029,660 shares issuable on conversion of debt)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED VOTING POWER 5,338,519 (includes 578,131 shares held by Odidi Holdings Inc., 730,728 shares issuable upon exercise of options and 4,029,660 shares issuable on conversion of debt)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,338,519
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.89%
14.	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

Common Shares of Intellipharmaceutics International Inc. (the “Issuer”) with its principal executive offices at 30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2.

Item 2.	Identity and Background.

This Amendment No. 6 amends and supplements the Schedule 13D of Odidi Holdings Inc., an Ontario, Canada corporation (“Holdings”), Isa Odidi, an individual (“I. Odidi”), and Amina Odidi, an individual (“A. Odidi” and collectively with Holdings and I. Odidi, the “Reporting Persons”), with respect to the common shares, no par value (the “Common Shares”), of the Issuer. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 6 is being filed by the Reporting Persons.

The Reporting Persons are Canadian citizens and have their address at 30 Worcester Road, Toronto, Ontario M9W 5X2.

I. Odidi is currently the Chairman, Chief Executive Officer and Co-Chief Scientific Officer of the Issuer. A. Odidi is currently President, Chief Operating Officer and Co-Chief Scientific Officer and a Director of the Issuer.

During the past 5 years, none of the Reporting Persons have been convicted in a criminal proceeding.

During the past 5 years, none of the Reporting Persons were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 6, the previous amendments to the Reporting Persons’ Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the “Statement.” Except as amended and supplemented hereby, there has been no change in the information contained in the Statement. The Reporting Persons are making this single, joint filing because they have agreed to act as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 15 , 2019, the Issuer completed a private placement financing of an unsecured convertible debenture to I. Odidi and A. Odidi in the principal amount of $250,000 (the “2019 Convertible Debenture”), which will mature December 31, 2019. The 2019 Convertible Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Issuer, and is convertible at any time into 2,083,333 Common Shares at a conversion price of $0.12 per Common Share at the option of the holders. I. Odidi and A. Odidi provided the Issuer with the $250,000 of proceeds for the 2019 Convertible Debenture. I. Odidi and A. Odidi utilized their personal funds to purchase the 2019 Convertible Debenture.

The foregoing description of the 2019 Convertible Debenture does not purport to be complete and is qualified in its entirety by reference to the document attached hereto as Exhibit 99.1, and such document is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The 2019 Convertible Debenture was acquired by I. Odidi and A. Odidi for investment purposes and to provide additional funds to the Issuer for working capital and general corporate purposes and to repay indebtedness of the Issuer and not with a view toward the sale or other distribution of the 2019 Convertible Debenture.

Depending upon market conditions and other factors that they may deem material to their investment decisions, I. Odidi and A. Odidi may convert the 2019 Convertible Debenture into Common Shares or dispose of the 2019 Convertible Debenture (or any underlying Common Shares), and the Reporting Persons may otherwise make purchases of additional securities of the Issuer, or may dispose of all or a portion of the securities of the Issuer that they now own or hereafter may acquire.

Item 5.	Interest in Securities of the Issuer.

On November 15, 2019, the Issuer sold the 2019 Convertible Debenture to A. Odidi and I. Odidi.

On November 15, 2019, there were 22,085,856 Common Shares of the Issuer outstanding.

As of the date of this Amendment No. 6, Holdings beneficially owned 578,131 Common Shares of the Issuer, comprising 2.62% of the issued and outstanding Common Shares of the Issuer.

In addition, as of the date of this Amendment No. 6, each of I. Odidi and A. Odidi beneficially owned 5,338,519 and 5,338,519 Common Shares of the Issuer, respectively, comprising 19.89% and 19.89% of the issued and outstanding Common Shares, of the Issuer, respectively.

Such amounts include (i) 578,131 Common Shares of the Issuer owned of record by Holdings, (ii) (a) 276,394 Common Shares of the Issuer issuable upon exercise of immediately exercisable options jointly owned by I. Odidi and A. Odidi (which amount gives effect to the vesting in accordance with applicable vesting provisions) (b) 227,167 Common Shares of the Issuer issuable upon exercise of immediately exercisable options beneficially owned by I. Odidi (which amount gives effect to the vesting in accordance with applicable vesting provisions) (c) 227,167 Common Shares of the Issuer issuable upon exercise of immediately exercisable options beneficially owned by A. Odidi (which amount gives effect to the vesting in accordance with applicable vesting provisions) (totaling from (a), (b) and (c) of the preceding section (ii) to be 730,728 Common Shares of the Issuer issuable upon exercise of immediately exercisable options, which amount gives effect to the vesting in accordance with applicable vesting provisions) (iii) 4,029,660 Common Shares of the Issuer Issuable upon conversion of (a) an unsecured convertible debenture of the Issuer in an aggregate principal amount outstanding of USD$500,000, the principal of which is convertible at any time into an aggregate of up to 166,666 Common Shares of the Issuer at a price of USD$3.00; and (b) an unsecured convertible debenture of the Issuer in an aggregate principal amount outstanding of USD$1,050,000, the principal of which is convertible at any time into an aggregate of up to 1,779,661 Common Shares of the Issuer at a price of USD$0.59 (the “Previous Debentures”) and (c) 2,083,333 Common Shares of the Issuer issuable pursuant to the 2019 Convertible Debenture.

The Common Shares reported herein as beneficially owned by I. Odidi and A. Odidi do not include any Common Shares issuable upon exercise of unvested options owned jointly or separately by I. Odidi and A. Odidi which, as previously reported, vest upon the Issuer or its subsidiaries attaining certain milestones related to FDA filings and approvals for the Issuer’s drugs.

Accordingly, immediately prior to the issuance of the 2019 Convertible Debenture, and assuming the exercise of all vested options (including options exercisable within 60 days) and the conversion in full of the Previous Debentures, the Reporting Persons beneficially owned an aggregate of 3,255,186 Common Shares, representing approximately 13.2% of the Issuer’s outstanding Common Shares (calculated on a partially diluted basis to give effect to the exercise of the options and the Previous Debentures referred to herein).

Immediately following the issuance of the 2019 Convertible Debenture, and assuming the exercise of all vested options (including options exercisable within 60 days) and the conversion in full of both the Previous Debentures and the 2019 Convertible Debenture, the Reporting Persons beneficially own an aggregate of 5,338,519 Common Shares, representing approximately 19.89% of the Issuer’s outstanding Common Shares (calculated on a partially diluted basis to give effect to the exercise of the options (including options exercisable within 60 days), the Previous Debentures and 2019 Convertible Debenture referred to herein).

The Reporting Persons affirm that no persons other than the Reporting Persons have the right to receive, or have the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Persons.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Except as described in Items 3, 4 and 5 of the Statement (as amended and supplemented hereby), which are incorporated by reference in this Item 6, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.
Material to be Filed as Exhibits.

The 12% Convertible Term Debenture of Intellipharmaceutics International Inc., dated November 15, 2019 is filed hereto as Exhibit 99.1.

Exhibit No.	Description of Document

99.1*	12% Convertible Term Debenture of Intellipharmaceutics International Inc., dated November 15, 2019.

*Filed herewith.

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: November 18, 2019

ODIDI HOLDINGS INC.

By:	/s/ Amina Odidi
Name:	Amina Odidi
Title:	President

/s/ Isa Odidi
Isa Odidi

/s/ Amina Odidi
Amina Odidi